EXHIBIT 99.3

NAL ENERGY CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

NOTE INDENTURE

PROVIDING FOR THE ISSUE OF DEBENTURES

DATED AUGUST 28, 2007
AS AMENDED AND RESTATED ON DECEMBER 31, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Meaning of "Outstanding"	9
1.3	Interpretation	10
1.4	Headings, etc.	11
1.5	Day not a Business Day	11
1.6	Applicable Law	11
1.7	Monetary References	11
1.8	Invalidity, etc.	11
1.9	Language	11
1.10	Successors and Assigns	11
1.11	Benefits of Indenture	11
1.12	References to Acts of the Corporation	12

ARTICLE 2 THE DEBENTURES		12

2.1	Limit of Debentures	12
2.2	Terms of Debentures of any Series	12
2.3	Form of Debentures	13
2.4	Form and Terms of Initial Debentures	14
2.5	Form and Terms of Second Debentures	20
2.6	Certification and Delivery of Additional Debentures	26
2.7	Issue of Global Debentures	27
2.8	Execution of Debentures	28
2.9	Certification	28
2.10	Interim Debentures or Certificates	28
2.11	Mutilation, Loss, Theft or Destruction	29
2.12	Concerning Interest	29
2.13	Debentures to Rank Pari Passu	30
2.14	Payments of Amounts Due on Maturity	30
2.15	U.S. Legend on the Debentures	31
2.16	Payment of Interest	33
2.17	Withholding Tax	34

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		34

3.1	Fully Registered Debentures	34
3.2	Global Debentures	35
3.3	Transferee Entitled to Registration	37
3.4	No Notice of Trusts	37
3.5	Registers Open for Inspection	37
3.6	Exchanges of Debentures	37
3.7	Closing of Registers	38
3.8	Charges for Registration, Transfer and Exchange	38
3.9	Ownership of Debentures	39

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ARTICLE 4 REDEMPTION AND PURCHASE OF DEBENTURES		40

4.1	Redemption of Debentures	40
4.2	Partial Redemption	41
4.3	Notice of Redemption	41
4.4	Debentures Due on Redemption Dates	42
4.5	Deposit of Redemption Monies or Common Shares	42
4.6	Right to Repay Redemption Price in Common Shares	43
4.7	Failure to Surrender Debentures Called for Redemption	45
4.8	Cancellation of Debentures Redeemed	46
4.9	Purchase of Debentures by the Corporation	46
4.10	Right to Repay Principal Amount in Common Shares	46

ARTICLE 5 SUBORDINATION OF DEBENTURES		49

5.1	Subordination	49
5.2	Order of Payment	50
5.3	Subrogation to Rights of Senior Creditors	51
5.4	Obligation to Pay Not Impaired	52
5.5	No Payment if Senior Indebtedness in Default	52
5.6	Payment on Debentures Permitted	53
5.7	Confirmation of Subordination	53
5.8	Knowledge of Debenture Trustee	53
5.9	Debenture Trustee May Hold Senior Indebtedness	53
5.10	Rights of Senior Creditors Not Impaired	53
5.11	Altering the Senior Indebtedness	54
5.12	Additional Indebtedness	54
5.13	Right of Debentureholder to Convert Not Impaired	54
5.14	Invalidated Payments	54
5.15	Contesting Security	54
5.16	Obligations Created by Article 5	54
5.17	No Set-Off	55

ARTICLE 6 CONVERSION OF DEBENTURES		55

6.1	Conversion of Debentures	55
6.2	Notice of Expiry of Conversion Privilege	55
6.3	Revival of Right to Convert	55
6.4	Manner of Exercise of Right to Convert	56
6.5	Adjustment of Conversion Price	57
6.6	No Requirement to Issue Fractional Common Shares	61
6.7	Corporation to Reserve Common Shares	62
6.8	Cancellation of Converted Debentures	62
6.9	Certificate as to Adjustment	62
6.10	Notice of Special Matters	62
6.11	Protection of Debenture Trustee	63
6.12	Legend on Common Shares	63

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ARTICLE 7 COVENANTS OF THE CORPORATION		63

7.1	To Pay Principal and Interest	63
7.2	To Pay Debenture Trustee's Remuneration	63
7.3	To Give Notice of Default	64
7.4	Preservation of Existence, etc.	64
7.5	Keeping of Books	64
7.6	Annual Certificate of Compliance	64
7.7	No Dividends on Common Shares if Event of Default	64
7.8	Limitation on Additional Debentures	64
7.9	Performance of Covenants by Debenture Trustee	65
7.10	Listing	65

ARTICLE 8 DEFAULT		65

8.1	Events of Default	65
8.2	Notice of Events of Default	67
8.3	Waiver of Default	67
8.4	Enforcement by the Debenture Trustee	68
8.5	No Suits by Debentureholders	69
8.6	Application of Monies by Debenture Trustee	69
8.7	Notice of Payment by Debenture Trustee	70
8.8	Debenture Trustee May Demand Production of Debentures	71
8.9	Remedies Cumulative	71
8.10	Judgment Against the Corporation	71

ARTICLE 9 SATISFACTION AND DISCHARGE		71

9.1	Cancellation and Destruction	71
9.2	Non-Presentation of Debentures	71
9.3	Repayment of Unclaimed Monies or Common Shares	72
9.4	Discharge	72
9.5	Satisfaction	73
9.6	Continuance of Rights, Duties and Obligations	74

ARTICLE 10 COMMON SHARE INTEREST PAYMENT ELECTION		75
10.1	Common Share Interest Payment Election	75

ARTICLE 11 SUCCESSORS		79

11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.	79
11.2	Vesting of Powers in Successor	79

ARTICLE 12 COMPULSORY ACQUISITION		80

12.1	Definitions	80
12.2	Offer for Debentures	80
12.3	Offeror's Notice to Dissenting Shareholders	81
12.4	Delivery of Debenture Certificates	81
12.5	Payment of Consideration to Debenture Trustee	81
12.6	Consideration to be held in Trust	81
12.7	Completion of Transfer of Debentures to Offeror	82

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12.8	Communication of Offer to Corporation	82

ARTICLE 13 MEETINGS OF DEBENTUREHOLDERS		82

13.1	Right to Convene Meeting	82
13.2	Notice of Meetings	83
13.3	Chairman	84
13.4	Quorum	85
13.5	Power to Adjourn	85
13.6	Show of Hands	85
13.7	Poll	85
13.8	Voting	86
13.9	Proxies and Regulations	86
13.10	Persons Entitled to Attend Meetings	87
13.11	Powers Exercisable by Extraordinary Resolution	87
13.12	Meaning of "Extraordinary Resolution"	89
13.13	Powers Cumulative	90
13.14	Minutes	90
13.15	Instruments in Writing	90
13.16	Binding Effect of Resolutions	91
13.17	Evidence of Rights of Debentureholders	91
13.18	Concerning Serial Meetings	91

ARTICLE 14 NOTICES		92

14.1	Notice to Corporation	92
14.2	Notice to Debentureholders	92
14.3	Notice to Debenture Trustee	93
14.4	Mail Service Interruption	93

ARTICLE 15 CONCERNING THE DEBENTURE TRUSTEE		93

15.1	Applicable Legislation	93
15.2	Rights and Duties of Debenture Trustee	94
15.3	Evidence, Experts and Advisers	94
15.4	Investment of Moneys Held by Debenture Trustee	95
15.5	Debenture Trustee Not Required to Give Security	95
15.6	Replacement of Debenture Trustee	95
15.7	No Conflict of Interest	96
15.8	Debenture Trustee Not Ordinarily Bound	96
15.9	Authority to Carry on Business	97
15.10	Protection of Debenture Trustee	97
15.11	Compensation and Indemnity	97
15.12	Acceptance of Mandate	98
15.13	Withholding Obligation	98

ARTICLE 16 SUPPLEMENTAL INDENTURES		99

16.1	Supplemental Indentures	99

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ARTICLE 17 EXECUTION AND FORMAL DATE		100

17.1	Execution	100
17.2	Formal Date	100

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THIS INDENTURE made as of the 28th day of August, 2007, as amended and restated on the 31st day of December, 2010.

AMONG:

NAL ENERGY CORPORATION, a corporation incorporated under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS NAL Oil & Gas Trust (the "Trust") and the Debenture Trustee entered into the Indenture dated August 28, 2007 to provide for the creation and issuance of debentures;

AND WHEREAS Section 16.1 of the Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Trust and the Debenture Trustee entered into a first supplemental note indenture (the "First Supplemental Indenture") dated December 3, 2009 to provide for the creation and issuance of the 6.75% convertible unsecured subordinated debentures of the Trust (the "Second Debentures");

AND WHEREAS pursuant to a statutory plan of arrangement in accordance with the Business Corporations Act (Alberta) (the "Arrangement") to be initially effective as of December 31, 2010, among other things, the Corporation will acquire, directly or indirectly, all of the issued and outstanding trust units of the Trust;

AND WHEREAS the Trust, the Corporation and the Debenture Trustee have entered into a second supplemental note indenture dated December 31, 2010 pursuant to which the Corporation has assumed, pursuant to the Arrangement, all of the rights, covenants and obligations of the Trust under the Indenture, in accordance with the terms thereof;

AND WHEREAS the Corporation is not in default under the Indenture;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the Debentures assumed by the Corporation pursuant to the Arrangement legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)
"this Indenture", "this Note Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)	"Additional Debentures" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c)	"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada;

(d)	"Auditors of the Corporation" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(e)	"Beneficial Holder" means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(f)	"Business Day" means any day other than a Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

(g)
"Change of Control" means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 66⅔% or more of the outstanding Common Shares or securities convertible into or carrying the right to acquire Common Shares; provided that immediately upon consummation or completion of such transaction(s), the acquisition by any Person or group of Persons, acting jointly or in concert, of voting control of or direction over an aggregate of 66⅔% or more of the outstanding equity interests in the new parent or securities convertible into or carrying the right to acquire equity interests in the new parent shall constitute a "Change of Control";

(h)
"Common Shares" means common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Common Shares" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(i)
"Common Share Bid Request" means a request for bids to purchase Common Shares (to be issued by the Corporation on the Common Share Delivery Date) made by the Debenture Trustee in accordance with the Common Share Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation in lieu of fractional Common Shares, if any, equal the Interest Obligation;

(j)
"Common Share Delivery Date" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Corporation and delivered to the Debenture Trustee for sale pursuant to Common Share Purchase Agreements;

(k)
"Common Share Interest Payment Election" means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice;

(l)
"Common Share Interest Payment Election Amount" means the sum of the amount of the aggregate proceeds resulting from the sale of Common Shares on the Common Share Delivery Date pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests, together with any amount paid by the Corporation in respect of fractional Common Shares pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Common Share Interest Payment Election Notice was delivered;

(m)	"Common Share Interest Payment Election Notice" means a written notice made by the Corporation to the Debenture Trustee specifying:

(i)	the Interest Obligation to which the election relates;

(ii)	the Common Share Interest Payment Election Amount;

(iii)
the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Corporation may specify; and

(iv)	that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

(n)	"Common Share Proceeds Investment" has the meaning attributed thereto in Section 10.1(h);

(o)
"Common Share Purchase Agreement" means an agreement in customary form among the Corporation, the Debenture Trustee and the Persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed;

(p)
"Conversion Price" means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(q)	"Corporation" means NAL Energy Corporation and includes any successor to or of the Corporation which shall have complied with the provisions of Article 11;

(r)	"Counsel" means a legal counsel or law firm retained or employed by the Debenture Trustee or retained or employed by the Corporation and acceptable to the Debenture Trustee, acting reasonably;

(s)
"Current Market Price" means in respect of a Common Share, the volume-weighted average trading price per Common Share for the 20 consecutive trading days ending on the fifth trading day prior to the date of determination on the Toronto Stock Exchange (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the trustee and approved by the Debenture Trustee, or if the Common Shares are not listed on any stock exchange, then on the over-the- counter market). The volume-weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold during such period, subject to any subdivision, redivision, reduction; combination or consolidation, as appropriate;

(t)	"Date of Conversion" has the meaning ascribed thereto in Section 6.4(b);

(u)
"Debentures" means the debentures, notes or other evidence of indebtedness of any series of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures and the Second Debentures, and for the time being outstanding, whether in definitive or interim form;

(v)
"Debentureholders" or "holders" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures payable to a named payee or any transferees of such Persons by endorsement or delivery;

(w)	"Debenture Liabilities" has the meaning ascribed there to in Section 5.1;

(x)	"Defeased Debentures" has the meaning ascribed thereto in Section 9.6(b);

(y)
"Depository" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by the Corporation pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, "Depository" as used with respect to any Debentures shall mean each depository with respect to such Global Debentures;

(z)
"Depository Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time, a Depository effects book entries for a Global Debenture deposited with the Depository;

(aa)	"directors" means the directors of the Corporation for the time being and reference to action "by the directors" means action by the directors of the Corporation;

(bb)	"especially affected series" has the meaning ascribed thereto in Section 13.2(b);

(cc)	"Event of Default" has the meaning ascribed thereto in Section 8.1;

(dd)	"Extraordinary Resolution" has the meaning ascribed thereto in Section 13.12;

(ee)
"Freely Tradeable" means, in respect of securities of any entity, securities which: (i) are issued under a prospectus; (ii) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and can be traded by the holder thereof without any resale restriction or hold period under Applicable Securities Legislation, except in the case of a distribution by a control Person (as such term is defined in Applicable Securities Legislation) or from the holdings of any Person or combination of Persons holding a sufficient number of securities of that entity to affect materially the control of that entity;

(ff)	"Fully Registered Debentures" means Debentures registered as to both principal and interest;

(gg)	"generally accepted accounting principles" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(hh)
"Global Debenture" means a Debenture that is issued and registered in the name of the Depository, or its nominee, pursuant to Section 2.7 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(ii)	"Government Obligations" means short-term securities issued or guaranteed by the Government of Canada or any province thereof;

(jj)	"Initial Debentures" means the Debentures designated as "6.75% Convertible Extendible Unsecured Subordinated Debentures" and described in Section 2.4;

(kk)	"Initial Debentures Change of Control Notice" has the meaning ascribed thereto in Section 2.4(j);

(ll)	"Initial Debentures Maturity Date" means the Maturity Date of the Initial Debentures, being August 31, 2012;

(mm)	"Initial Debentures Maturity Notice" has the meaning ascribed thereto in Section 2.4(g);

(nn)	"Initial Debentures Offer" has the meaning ascribed thereto in Section 2.4(j);

(oo)	"Initial Debentures Offer Price" has the meaning ascribed thereto in Section 2.4(j);

(pp)	"Initial Debentures 90% Redemption Right" has the meaning ascribed thereto in Section 2.4(j);

(qq)	"Interest Obligation" means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

(rr)	"Interest Payment Date" means a date specified in a Debenture as the date on which an installment of interest on such Debenture shall become due and payable;

(ss)	"Legended Debentures" means Debentures bearing the legend provided for in Section 2.15;

(tt)	"Manager" means NAL Resources Management Limited, a corporation incorporated under the laws of Canada;

(uu)
"Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(vv)	"Maturity Date" has the meaning ascribed thereto in Section 4.10(a);

(ww)	"Maturity Notice" means, in respect of the Initial Debentures, the Initial Debentures Maturity Notice and, in respect of the Second Debentures, the Second Debentures Maturity Notice;

(xx)
"Officer's Certificate" means a certificate of the Corporation signed by any one authorized officer or director of the Manager, on behalf of the Corporation, in his or her capacity as an officer or director of the Manager, and not in his or her personal capacity;

(yy)
"Periodic Offering" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time;

(zz)
"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(aaa)	"Redemption Date" has the meaning ascribed thereto in Section 4.3;

(bbb)	"Redemption Notice" has the meaning ascribed thereto in Section 4.3;

(ccc)
"Redemption Price" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Common Shares as provided for in Section 4.6;

(ddd)	"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

(eee)	"Second Debentures" means the Debentures designated as "6.25% Convertible Unsecured Subordinated Debentures" and described in Section 2.5;

(fff)	"Second Debentures Change of Control Notice" has the meaning ascribed thereto in Section 2.5(j);

(ggg)	"Second Debentures Maturity Date" means the Maturity Date of the Second Debentures, being December 31, 2014;

(hhh)	"Second Debentures Maturity Notice" has the meaning ascribed thereto in Section 2.5(g);

(iii)	"Second Debentures Offer" has the meaning ascribed thereto in Section 2.5(j);

(jjj)	"Second Debentures Offer Price" has the meaning ascribed thereto in Section 2.5(j);

(kkk)	"Second Debentures 90% Redemption Right" has the meaning ascribed thereto in Section 2.5(j);

(lll)	"Senior Creditor" means a holder or holders of Senior Indebtedness and include any representation or representatives or trustee or trustees of any such holder or means;

(mmm)
"Senior Indebtedness" shall mean the principal of and premium, if any, on and the interest on and any amount in respect of (including any costs, expenses and indemnities arising out of or relating to) all indebtedness, liabilities and obligations of the Corporation, direct or indirect, absolute or contingent, matured or unmatured (whether outstanding as of the date of this Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors (other than indebtedness evidenced by the Debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with each other Debenture, and with all other present and future subordinated and unsecured indebtedness of the Corporation except for sinking provisions (if any) applicable to different Debentures or similar types of obligations of the Corporation), and also including all indebtedness, liabilities and obligations of the Corporation's Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiary ranking at least pari passu with such other creditors; unless, in each case, it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated;

(nnn)
"Senior Security" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(ooo)	"Serial Meeting" has the meaning ascribed thereto in Section 13.2(b);

(ppp)	"Share Redemption Right" has the meaning attributed thereto in Section 4.6(a);

(qqq)	"Share Repayment Right" has the meaning attributed thereto in Section 4.10(a);

(rrr)	"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta);

(sss)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, all as amended from time to time;

(ttt)
"Time of Expiry" means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(uuu)	"Total Initial Debentures Offer Price" has the meaning ascribed thereto in Section 2.4(j);

(vvv)	"Total Second Debentures Offer Price" has the meaning ascribed thereto in Section 2.5(j);

(www)
"Total Market Capitalization" means the total principal amount of all issued and outstanding debentures of the Corporation which are convertible at the option of the holder into Common Shares on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Common Shares by the Current Market Price of such Common Shares on the relevant date;

(xxx)	"trading day" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(yyy)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(zzz)	"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(aaaa)	"Written Direction of the Corporation" means an instrument in writing signed by any one officer or director of the Corporation.

1.2	Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Common Shares, as the case may be, or the payment thereof shall have been set aside under Section 9.2, provided that:

(a)
Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)	when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)
for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or a Subsidiary of the Corporation shall be disregarded except that:

(i)
for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded;

(ii)
Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

(iii)	Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d)
words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents qui s'y rattachent, notamment, sans limiter la généralité de ce qui précède, le certificat de débenture joint à titre d'annexe A aux présentes, soient rédigés en langue anglaise.

1.10	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.11	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12	References to Acts of the Corporation

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Corporation is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Corporation, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee.

ARTICLE 2
THE DEBENTURES

2.1	Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series, which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)
any limit upon the aggregate principal amount of the Debentures that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures pursuant to Sections 2.10, 2.11, 3.2, 3.3 and 3.6);

(c)	the date on which the principal of the Debentures is payable;

(d)
the rate at which the Debentures shall bear interest, if any, the date from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method by which such rate or date shall be determined;

(e)	the place where the principal of and any interest on Debentures shall be payable or where any Debentures may be surrendered for registration of transfer or exchange;

(f)
the rights, if any, of the Corporation to redeem Debentures, in whole or in part, at its option and the period within which, the price at which and any terms and conditions upon which, Debentures may be so redeemed, pursuant to any sinking fund or otherwise;

(g)
the obligation, if any, of the Corporation to redeem, purchase or repay Debentures pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price at which, the period within which, the date on which, and any terms and conditions upon which, Debentures shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures shall be issuable;

(i)	subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures;

(j)	any other events of default or covenants with respect to the Debentures;

(k)	whether and under what circumstances the Debentures will be convertible into or exchangeable for securities of any Person, including the Corporation;

(l)	the form and terms of the Debentures;

(m)
if applicable, that the Debentures shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.10 or 3.2 or those applicable with respect to any specific Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures are issuable; and

(o)	any other terms of the Debentures (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of the Corporation, as evidenced by an Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of the Manager, on behalf of the Corporation, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of the

Manager, on behalf of the Corporation or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the officers of the Manager executing such Debentures, as conclusively evidenced by his or her execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)
The first series of Debentures (the "Initial Debentures") authorized for issue immediately is limited to an aggregate principal amount of $100,000,000 and shall be designated as "6.75% Convertible Extendible Unsecured Subordinated Debentures". An aggregate of $100,000,000 principal amount of Initial Debentures will be issued on the date hereof.

(b)	The Initial Debentures were dated August 28, 2007, and shall mature on the Initial Debentures Maturity Date.

(c)
The Initial Debentures bear interest from the date of issue at the rate of 6.75% per annum, payable semi-annually in arrears on February 28 and August 31 in each year, the first such payment to fall due, subject as herein provided, on February 28, 2008 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Initial Debentures Maturity Date or the earlier Redemption Date of the Initial Debentures), subject as herein provided, to fall due on August 31, 2012 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually.

(d)
The Initial Debentures will be redeemable at the option of the Corporation, directly or through one of its affiliates in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable prior to August 31, 2010, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to August 31, 2010, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Initial Debentures on or after September 1, 2010 and on or before August 31, 2011 and at a price equal to $1,025 per $1,000 principal amount of Debenture on or after September 1, 2011 and before maturity, in each case, plus accrued and unpaid interest, if any.

The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule B. In connection with the redemption of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, Freely Tradeable Common Shares. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Initial Debentures on the Redemption Date will be paid to holders of Initial Debentures, in cash, in the manner contemplated in Section 4.5.

(e)
The Initial Debentures, including the payment of the principal thereof and interest thereon, will be subordinated to the prior payment in full of all Senior Indebtedness in accordance with the provisions of Article 5.

(f)
Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at any time prior to the close of business on the earlier of the Initial Debentures Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(d) and 4.3 (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of an Initial Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Initial Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $14.00 such that approximately 71.4286 Common Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Common Shares to be issued upon conversion will be made for distributions or dividends on Common Shares issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion; however, holders converting their Initial Debentures will receive interest which has accrued but not been paid from the most recently completed Interest Payment Date to the Date of Conversion. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on, the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Indenture, if an Initial Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person entitled to receive Common Shares in respect of the Initial Debenture so surrendered for conversion shall not become the holder of record of such Common Shares until the Business Day following such Interest Payment Date.

(g)
On redemption or on maturity of the Initial Debentures, the Corporation may, at its option and subject to and in accordance with the terms of Sections 4.6 and 4.10, as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay all or any portion of the aggregate principal amount of the Initial Debentures by issuing and delivering Freely Tradeable Common Shares to such holders of Initial Debentures. If the Corporation elects to exercise such option, it shall deliver a maturity notice (the "Initial Debentures Maturity Notice") to the holders of the Initial Debentures in the form of Schedule C. Interest accrued and unpaid on the Debentures on the Initial Debentures Maturity Date will be paid to holders of Debentures in cash, subject to Section 10.1.

(h)
The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Manager (on behalf of the Corporation) executing such Initial Debenture in accordance with Section 2.8 hereof. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of the Manager, on behalf of the Corporation or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository, which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Initial Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i)
Upon and subject to the terms and conditions of Article 10, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Freely Tradeable Common Shares to the Debenture Trustee.

(j)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(j), the Corporation shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture

Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Initial Debentures Change of Control Notice") together with an offer in writing (the "Initial Debentures Offer") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Initial Debentures Offer Price") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Corporation or a related party of such Debentures (less any tax required to be withheld) (collectively, the "Total Initial Debentures Offer Price").

(ii)
If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Initial Debentures Change of Control Notice and the Initial Debentures Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Initial Debentures Offer on the expiration thereof, the Corporation has the right (but not the obligation) upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Initial Debentures Offer, to redeem all the Initial Debentures remaining outstanding on the expiration of the Initial Debentures Offer at the Total Initial Debentures Offer Price (the "Initial Debentures 90% Redemption Right").

(iii)
Upon receipt of written notice that the Corporation shall exercise the Initial Debentures 90% Redemption Right, the Debenture Trustee shall promptly provide written notice to all holders of Initial Debentures that did not previously accept the Initial Debentures Offer that:

(A)
the Corporation has exercised the Initial Debentures 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Initial Debentures Offer at the Total Initial Debentures Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Initial Debentures Offer Price;

(B)
each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Initial Debentures Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Initial Debentures Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the

Initial Debentures 90% Redemption Right, paid the Total Initial Debentures Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Initial Debentures Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv)
The Corporation shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the expiry of the Initial Debentures Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Initial Debentures Offer Price of the Initial Debentures to be redeemed by the Corporation on the expiry of the Initial Debentures Offer, provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or bank draft for such amounts required under this Section 2.4(j)(iv) post- dated to the date of expiry of the Initial Debentures Offer. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Initial Debentures Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Corporation's purchase or redemption.

(v)
In the event that one or more of such Initial Debentures being redeemed becomes subject to redemption in part only, upon surrender of such Initial Debentures for payment of the Total Initial Debentures Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof a new Initial Debenture for the portion of the principal amount of the Initial Debenture not redeemed.

(vi)
Initial Debentures for which holders have accepted the Initial Debentures Offer and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(j) shall become due and payable at the Total Initial Debentures Offer Price on the date of expiry of the Initial Debentures Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Initial Debentures Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Initial Debenture to be redeemed shall fail on or before the date of expiry of the Initial Debentures Offer to so surrender such holder's Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Initial Debentures shall not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Initial Debentures Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of an Initial Debenture in respect of which such money was so repaid to the Corporation shall have no rights thereof, except to obtain the payment of the money due from the Corporation, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will remit any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Initial Debentures Offer to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are remitted to the Corporation prior to the expiry of six years after the date of expiry of the Initial Debentures Offer, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of an Initial Debenture pursuant to the Initial Debentures Offer after the date of such payment of the remaining funds to the Corporation but prior to six years after the date of expiry of the Initial Debentures Offer and such letter of credit shall be reduced to the extent of the amount of such reimbursement.

(viii)
Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(j) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(ix)	The Corporation will publicly announce the results of the redemptions made pursuant to Section 2.4(j) as soon as practicable after the date of expiry of the Initial Debentures Offer.

(x)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required or elects to redeem the Initial Debentures pursuant to Section 2.4(j).

(k)
The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.6(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5	Form and Terms of Second Debentures

(a)
The second series of Debentures (the "Second Debentures") authorized for issue are limited to an aggregate principal amount of $115 million and are designated as "6.25% Convertible Unsecured Subordinated Debentures".

(b)	The Second Debentures have been dated as of December 3, 2009 and shall mature on the Second Debentures Maturity Date.

(c)
The Second Debentures bear interest from the date of issue at the rate of 6.25% per annum, payable semi-annually in arrears on June 30 and December 31 in each year, the first such payment to fall due on June 30, 2010 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Second Debentures Maturity Date or the earlier Redemption Date of the Second Debentures), subject as herein provided, to fall due on December 31, 2014 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually.

(d)
The Second Debentures will be redeemable at the option of the Corporation directly or through one of its affiliates in accordance with the terms of Article 4, provided that the Second Debentures will not be redeemable on or before December 31, 2012, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein.  From January 1, 2013 to December 31, 2013, inclusive, the Second Debentures may be redeemed at the option of the Corporation, in whole or in part, from time to time, on notice as provided for in Section 4.3 at a Redemption Price of $1,050 per $1,000 principal amount of Second Debentures, and, in addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest, if any.  From and including January 1, 2014 and prior to the Second Debentures Maturity Date, the Second Debentures may be redeemed at the option of the Corporation in whole or in part, from time to time, on notice as provided for in Section 4.3 at a Redemption Price of $1,025 per $1,000 principal amount of Second Debentures and, in addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest, if any.

The Redemption Notice for the Second Debentures shall be substantially in the form of Schedule G to this Indenture.  In connection with the redemption of the Second Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Second Debentures to be redeemed by issuing and delivering to the holders of such Second Debentures, such number of Freely Tradeable Common Shares as is obtained by dividing the aggregate Redemption Price by 95% of the Current Market Price in effect on the Redemption Date.  If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice.  Interest accrued and unpaid on the Second Debentures on the Redemption Date will be paid to holders of the Second Debentures, in cash, in the manner contemplated in Section 4.5.

(e)
The Second Debentures, including the payment of the principal thereof and interest thereon, will be subordinated to the prior payment in full of all Senior Indebtedness in accordance with the provisions of Article 5.

(f)
Upon and subject to the provisions and conditions of Article 6, the holder of each Second Debenture shall have the right, prior to the close of business on the earlier of the Second Debentures Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Second Debentures by notice to the holders of Second Debentures in accordance with Sections 2.5(d) and 4.3 (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 in respect of the Second Debentures), to convert the whole or any part, which is $1,000 or an integral multiple thereof, of the principal amount of a Second Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion.  The conversion notice for the Second Debentures shall be substantially in the form of Schedule I to this Indenture.  To the extent a redemption is a redemption in part only of the Second Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Second Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry.

The Conversion Price in effect on December 3, 2009 for each Common Share to be issued upon the conversion of Second Debentures shall be equal to $16.50 such that approximately 60.6061 Common Shares shall be issued for each $1,000 principal amount of Second Debentures so converted.  No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on the Second Debentures surrendered for conversion; however, holders converting their Second Debentures will receive an amount in cash equal to any accrued but unpaid interest from the most recently completed Interest Payment Date to the Date of Conversion in accordance with Section 6.4(e).  The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Second Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of the Indenture, if a Second Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person entitled to receive Common Shares in respect of the Second Debenture so surrendered for conversion shall not become the holder of record of such Common Shares until the Business Day following such Interest Payment Date.

(g)
On maturity of the Second Debentures, the Corporation may, at its option and subject to the provisions of Section 4.10 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Second Debentures by issuing and delivering to such holders of Second Debentures Freely Tradeable Common Shares pursuant to the provisions of Section 4.10 of the Indenture.  If the Corporation elects to exercise such option, it shall deliver a maturity notice (the "Second Debentures Maturity Notice") to the holders of the Second Debentures substantially in the form of Schedule H to this Supplemental Indenture.  Interest accrued and unpaid on the Second Debentures on the Second Debentures Maturity Date will be paid to the holders thereof in cash, subject to Section 10.1.

(h)
The Second Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000.  Each Second Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued substantially in the form set out in Schedule F to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Manager, on behalf of the Corporation, executing such Second Debenture in accordance with Section 2.8, as conclusively evidenced by its execution of a Second Debenture.  Each Second Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve.  Notwithstanding the foregoing, a Second Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of the Manager, on behalf of the Corporation, or as specified in an Officers' Certificate.  The Second Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Second Debentures shall be issued as a Global Debenture and the Global Debenture will be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository).  No beneficial holder will receive definitive certificates representing their interest in Second Debentures except as provided in Section 3.2.  A Global Debenture may be exchanged for Second Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i)
Upon and subject to the terms and conditions of Article 10, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the Second Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Freely Tradeable Common Shares to the Debenture Trustee.

(j)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.5(j), the Corporation shall be obligated to offer to purchase the Second Debentures.  The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Second Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Second Debentures Change of Control Notice") together with an offer in writing (the "Second Debentures Offer") to purchase all of the then outstanding Second Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Second Debentures Offer Price") plus accrued and unpaid interest on such Second Debentures up to, but excluding, the date of acquisition by the Corporation or a related party of such Second Debentures (collectively, the "Total Second Debentures Offer Price").

(ii)
If 90% or more in aggregate principal amount of Second Debentures outstanding on the date the Corporation provides the Second Debentures Change of Control Notice and the Second Debentures Offer to holders of the Second Debentures have been tendered for purchase pursuant to the Second Debentures Offer on the expiration thereof, the Corporation shall have the right (but not the obligation) upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Second Debentures Offer, to redeem all of the Second Debentures remaining outstanding on the expiration of the Second Debentures Offer at the Total Second Debentures Offer Price (the "Second Debentures 90% Redemption Right").

(iii)
Upon receipt of notice that the Corporation shall exercise the Second Debentures 90% Redemption Right, the Debenture Trustee shall promptly provide written notice to all holders of Second Debentures that did not previously accept the Second Debentures Offer that:

(A)	the Corporation has exercised the Second Debentures 90% Redemption Right and is purchasing all outstanding Second Debentures effective on the expiry of the Second Debentures Offer at the Total Second Debentures Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Second Debentures Offer Price;

(B)
each such holder must transfer their Second Debentures to the Debenture Trustee on the same terms as those holders that accepted the Second Debentures Offer and must send their respective Second Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Second Debentures and the Indenture cease effective as of the date of expiry of the Second Debentures Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the Second Debentures 90% Redemption Right, paid the Total Second Debentures Offer Price to, or to the order of, the Debenture Trustee and thereafter the Second Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Second Debentures Offer Price upon surrender and delivery of such holder's Second Debentures in accordance with the Indenture.

(iv)
The Corporation shall, on or before 11:00 a.m., Calgary Time, on the Business Day immediately prior to the expiry of the Second Debentures Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Second Debentures Offer Price of the Second Debentures to be purchased or redeemed by the Corporation on the expiry of the Second Debentures Offer, provided the Corporation may elect to satisfy this requirement as to deposit of money by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.5(j)(iv) post-dated to the date of expiry of the Second Debentures Offer.  The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption.  Every such deposit shall be irrevocable.  From the sums or consideration so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Second Debentures, the Total Second Debentures Offer Price to which they are entitled on the Corporation's purchase or redemption.

(v)
In the event that one or more of such Second Debentures being purchased or redeemed in accordance with this Section 2.5(j) becomes subject to purchase or redemption in part only, upon surrender of such Second Debentures for payment of the Total Second Debentures Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Second Debentures for the portion of the principal amount of the Second Debentures not purchased or redeemed.

(vi)
Second Debentures for which holders have accepted the Second Debentures Offer and Second Debentures which the Corporation has elected to redeem in accordance with this Section 2.5(j) shall become due and payable at the Total Second Debentures Offer Price on the date of expiry of the Second Debentures Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Second Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Second Debentures Offer, if the money necessary to purchase or redeem the Second Debentures shall have been deposited as provided in this Section 2.5(j)and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Second Debentures shall cease.  If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Second Debenture to be purchased or redeemed in accordance with this Section 2.5(j) shall fail on or before the date of expiry of the Second Debentures Offer to so surrender such holder's Second Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Second Debenture.  In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Second Debentures issued hereunder shall remain so deposited for a period of five years less one day from the date of expiry of the Second Debentures Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Second Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof, except to obtain the payment of the money due from the Corporation, subject to any limitation period provided by the laws of Alberta.  Notwithstanding the foregoing, the Debenture Trustee will remit any remaining funds deposited hereunder prior to the expiry of five years less one day after the date of expiry of the Second Debentures Offer to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds.  If the remaining funds are paid to the Corporation prior to the expiry of five years less one day after the date of expiry of the Second Debentures Offer, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Second Debenture pursuant to the Second Debentures Offer after the date of such payment of the remaining funds to the Corporation but prior to five years less one day after the date of expiry of the Second Debentures Offer and such letter of credit shall be reduced to the extent of the amount of each reimbursement.

(viii)
Subject to the provisions above related to Second Debentures purchased in part, all Second Debentures redeemed or purchased under this Section 2.5(j) shall forthwith be delivered to the Debenture Trustee and cancelled and no Second Debentures shall be issued in substitution therefor.

(ix)	The Corporation will publicly announce the results of the purchases or redemptions made pursuant to Section 2.5(j) as soon as practicable after the date of expiry of the Second Debentures Offer.

(x)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required or elects to purchase or redeem Second Debentures pursuant to Section 2.5(j).

(k)
The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.6(b), (c) and (d) of the Indenture with respect to the Second Debentures prior to the issuance of the Second Debentures.

2.6	Certification and Delivery of Additional Debentures

The Corporation may from time to time request the Debenture Trustee to certify and deliver Additional Debentures by delivering to the Debenture Trustee the documents referred to below. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)
a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures subject to a Periodic Offering:

(i)
such Written Direction of the Corporation may be delivered by the Corporation to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures for certification and delivery;

(ii)
the Debenture Trustee shall certify and deliver Additional Debentures for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such Debentures, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Corporation;

(iii)
the Maturity Date, issue date, interest rate and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Corporation or pursuant to such procedures; and

(iv)
if provided for in such procedures, such Written Direction of the Corporation may authorize certification and delivery pursuant to oral or electronic instructions from the Corporation which oral or electronic instructions shall be promptly confirmed in writing;

(c)
an opinion of Counsel to the effect that all legal requirements in connection with the issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d)
an Officer's Certificate certifying that no Event of Default exists and is continuing under this Indenture and that the Corporation has complied with the requirements of this Indenture in connection with the issuance of Additional Debentures.

2.7	Issue of Global Debentures

(a)
The Corporation may specify that any Debentures are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of such outstanding Debentures to be represented by one or more Global Debentures;

(ii)	be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii)	bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b)
Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.8	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Manager, on behalf of the Corporation, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.9	Certification

No Debenture shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits of this Indenture, until it has been manually certified by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certification of the Debenture Trustee on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certification of the Debenture Trustee on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by the Debenture Trustee.

2.10	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Corporation may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Manager, on behalf of the Corporation, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.11	Mutilation, Loss, Theft or Destruction

In case any of the certificates of Debentures shall become mutilated or be lost, stolen or destroyed, the Corporation, subject to law, shall issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture certificate or in the case of a lost, stolen or destroyed Debenture certificate, in lieu of and in substitution for the same, and the substituted Debenture certificate shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is a replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture and such other documents as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.12	Concerning Interest

(a)
All Debentures issued hereunder, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period.

(b)
Unless otherwise specifically provided in the terms of any Debentures, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any Debentures, whenever interest is computed on a basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.13	Debentures to Rank Pari Passu

The Debentures will be direct unsecured obligations of the Corporation. Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Corporation (other than Senior Indebtedness) except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Corporation.

2.14	Payments of Amounts Due on Maturity

Except as may otherwise be provided in this Indenture and in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., Calgary Time on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation shall have transferred funds by electronic transfer of funds (provided the Debenture Trustee must have received confirmation of receipt of such funds on or before such time) for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (less any tax required by law to be deducted), provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or banker's draft for such amounts required under this Section 2.14 post-dated to the applicable Maturity Date. The Debenture Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debentures (less applicable withholding taxes, if any) upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Corporation and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which such holder is entitled.

2.15	U.S. Legend on the Debentures

(a)
The Debentures and the Common Shares issuable upon conversion thereof have not been and will not be registered under the U.S. Securities Act. All Debentures and the Common Shares issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A under the U.S. Securities Act, as well as all Debentures and the Common Shares issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "U.S. Legend"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF NAL ENERGY CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO NAL ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S"), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO NAL ENERGY CORPORATION MUST FIRST BE PROVIDED.

THE FOLLOWING ENTITIES ARE PROHIBITED FROM PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY SECURITIES REPRESENTED HEREBY AT ANY TIME: (A) EMPLOYEE BENEFIT PLANS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"); (B) PLANS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); AND (C) ENTITIES WHICH ARE DEEMED TO HOLD PLAN ASSETS BY REASON OF INVESTMENT IN SUCH ENTITY BY ONE OF THE FOREGOING PLANS. EACH PURCHASER OR OTHER ACQUIRER OF SUCH SECURITIES AT ANY TIME (INCLUDING ANY SUBSEQUENT PURCHASER OR OTHER

ACQUIRER), BY ITS PURCHASING OR ACQUIRING SUCH SECURITIES, WILL BE DEEMED TO MAKE CERTAIN REPRESENTATIONS AND ENTER INTO CERTAIN INDEMNIFICATION AGREEMENTS DESIGNED TO GIVE EFFECT TO SUCH PROHIBITIONS; PROVIDED, HOWEVER, THAT NAL ENERGY CORPORATION MAY FROM TIME TO TIME SUSPEND (OR REINSTATE) THE EFFECTIVENESS OF SUCH PROHIBITIONS AND SUCH DEEMED REPRESENTATIONS AND INDEMNIFICATION AGREEMENTS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX. IF NAL ENERGY CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR NAL ENERGY CORPORATION (THE "TRANSFER AGENT") UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND NAL ENERGY CORPORATION, AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.";

provided that, if the Debentures are being sold outside of the United States in accordance with Rule 904 of Regulation S at a time when the Corporation is a "foreign issuer" as defined in Rule 902 of Regulation S, the U.S. Legend may be removed by providing a duly completed and signed declaration to Computershare Trust Company of Canada, the Debenture Trustee as set forth in Schedule E hereto (or as the Corporation may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144A, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b)
Prior to the issuance of the Debentures, the Corporation shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.16	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(c), Article 10 or specified in a resolution of the directors of the Manager or the Corporation, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a)
As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Corporation or the Debenture Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)
Notwithstanding Section 2.16(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment (less applicable withholding tax, if any) to Beneficial Holders of interests in that Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.17	Withholding Tax

The Corporation will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of the Canadian government or of any Province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Debentures and, provided that the Corporation forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Debenture Trustee and the relevant Debentureholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation's obligations under the Debentures and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Corporation shall provide the Debenture Trustee and the relevant Debentureholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Debenture Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Debenture Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Debenture Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Debenture Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)	With respect to each series of Debentures issuable as Fully Registered Debentures, the Corporation shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place if any, as may be specified in the Debentures or as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of any transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)
No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee.

3.2	Global Debentures

(a)
With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place, if any, as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) and particulars of the Global Debenture held by it, and of any transfers thereof.

(b)
Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures except in the following circumstances or as otherwise specified in a resolution of the trustee, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)
Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)
Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Corporation has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.7(b), provided that at the time of such transfer the Corporation has not appointed a successor Depository for such Global Debentures;

(iii)
Global Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv)
Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of such Debentures advise the Depository in writing, through the Depositary Participants, that the continuation of the book- entry only registration system for such Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)	Global Debentures may be transferred if required by applicable law; or

(vi)	Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i)
the Corporation and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such Debentures and the authorized representative of the Beneficial Holders;

(ii)
the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-entry transfers among the Depository Participants; and

(iv)
whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Debenture Trustee.

(d)
Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with the Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to any Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of those which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Corporation nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, at all reasonable times during the regular business hours of the Debenture Trustee, be open for inspection by the Corporation, the Debenture Trustee or any Debentureholder. The Debenture Trustee shall, from time to time when requested so to do by the Corporation, in writing, furnish the Corporation with a list of names and addresses of holders of registered Debentures entered on the register and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Debentures

(a)	Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)
In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures may be exchanged only at the principal office of the Debenture Trustee in Calgary and Toronto or at such other place, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Corporation shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)
Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither the Corporation nor the Debenture Trustee shall be required to:

(i)	make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the three preceding Business Days;

(ii)	make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the three preceding Business Days; or

(iii)	make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)
Subject to any restriction herein provided, the Corporation with the approval of the Debenture Trustee may at any time close any register for any Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary and Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Debenture Trustee and the Corporation from time to time) and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)
for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.10 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2;

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2;

(e)	for any exchange of any Debenture resulting from a partial conversion under Section 6.4(d); or

(f)	for any exchange of any Debenture resulting from a partial purchase under Section 2.4(j).

3.9	Ownership of Debentures

(a)
Unless otherwise required by law, the Person in whose name any Debenture is registered shall, for all the purposes of this Indenture, be and be deemed to be the owner thereof and payment of the principal and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Debenture Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participant. As a result, such Depository Participant must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participant for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(c)	Beneficial Holders of Global Debentures:

(i)	may not have Debentures registered in their name;

(ii)	may not have physical certificates representing their interest in the Debentures;

(iii)	may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and

(iv)	may be unable to pledge Debentures as security.

(d)
The registered holder of any Debenture shall be entitled to the principal, premium, if any, and interest and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Debenture Trustee for the same and neither the Corporation nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(e)
Where Debentures are registered in more than one name, the principal, premium, if any, and interest payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee and to the Corporation.

(f)
In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest payable thereon may be paid to the order of the survivors of such registered holders and the receipt of any such survivors therefor shall be a valid discharge to the Debenture Trustee and to the Corporation.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Redemption of Debentures

Subject to regulatory approval, the Corporation shall have the right at its option to redeem, either in whole or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Common Shares as provided in Section 4.6 or any combination thereof, any Debentures which by their terms are made so redeemable at such rate of premium, if any, and on such date and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

4.2	Partial Redemption

If less than all the Debentures of any series outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and another portion of such Debentures are being redeemed by the payment of freely Tradeable Common Shares, the Debentures to be redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange. Unless otherwise specifically provided in the terms of any Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof any Debentures may become subject to redemption in part only or for cash only. In the event that any Debentures become subject to redemption in part only, upon surrender of any such Debentures for payment, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof new Debentures for the unredeemed part of the principal amount of the Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which, in accordance with the foregoing provisions, has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the "Redemption Notice") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)
in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Corporation; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4	Debentures Due on Redemption Dates

Upon delivery of the Redemption Notice, all Debentures so called for redemption shall become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date (less any taxes required to be deducted or withheld), on the Redemption Date in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Common Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any Redemption Notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies or Common Shares

Redemption of Debentures shall be provided for by the Corporation depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date, such sums of money, or certificates representing such Freely Tradeable Common Shares, or both as the case may be, as may be sufficient to pay the Redemption Price, plus accrued and unpaid interest thereon to but excluding the Redemption Date (less any taxes required to be deducted or withheld), provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or banker's draft for such amounts required under this Section 4.5 post-dated to the Redemption Date or by providing the Debenture Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption (less any taxes required to be deducted or withheld).

4.6	Right to Repay Redemption Price in Common Shares

(a)
Subject to the other provisions of this Section 4.6, the Corporation may, at its option, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Common Shares on the Redemption Date (the "Share Redemption Right").

(b)
The Corporation shall exercise the Share Redemption Right by so specifying in the Redemption Notice and shall specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Redemption Right in such notice.

(c)	The Corporation's right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)	the Common Shares to be issued on exercise of the Share Redemption Right being Freely Tradeable;

(ii)	the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;

(iii)	the Corporation being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those jurisdictions where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay the

Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d)
In the event that the Corporation duly exercises its Share Redemption Right, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, the Corporation shall on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which such holders are entitled.

(e)
No fractional Common Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any tax required to be deducted, if any).

(f)
A holder of Debentures shall be treated as the shareholder of record of the Freely Tradeable Common Shares issued on due exercise by the Corporation of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends (including Common Share dividends) thereon and arising thereafter to which an shareholder of record of such Freely Tradeable Common Shares would be entitled, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Share Redemption Right, and shall issue to Debentureholders to whom Freely Tradeable Common Shares will be issued pursuant to exercise of the Share Redemption Right, such number of Freely Tradeable Common Shares as shall be issuable in such event. All Common Shares that shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Redemption Right and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(i)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Share Redemption Right.

(j)
If the Corporation exercises the Share Redemption Right and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, due to the holder as a result of the redemption is insufficient to satisfy such withholding taxes, Section 15.13 shall apply.

(k)
Each certificate representing Freely Tradable Common Shares issued in payment of the Redemption Price of Debentures may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any laws or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or any securities regulatory authority or to conform to general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates.

(l)	Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to surrender such holder's Debenture, or shall not within such time accept payment of the Redemption Price (in cash or Units), or give such receipt therefor, if any, as the Debenture Trustee may require, such Redemption Price may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the Redemption Price and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the cash and/or Common Shares so deposited, upon surrender and delivery of such holder's Debenture, of the Redemption Price, plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any cash and/or Common Shares deposited with the Debenture Trustee shall remain so deposited for a period of six years from the Redemption Date, then the cash and/or Common Shares, together with any accumulated interest thereon or any dividend paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such cash and/or Common Shares was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining cash and/or Common Shares prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining cash and/or Common Shares. If the remaining cash and/or Common Shares are remitted to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining cash and/or Common Shares to the Corporation but prior to six years after the redemption.

4.8	Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9	Purchase of Debentures by the Corporation

Unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price; provided that if an Event of Default has occurred and is continuing, the Corporation will not have the right to purchase the Debentures by private contract. All Debentures so purchased may, at the option of the Corporation, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Debenture Trustee on a pro rata basis or in such other manner (which may include selection by lot, random selection by computer or any other method) consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debentures or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10	Right to Repay Principal Amount in Common Shares

(a)
Subject to the other provisions of this Section 4.10, the Corporation may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the date of maturity of such Debentures (the "Maturity Date") that number of Freely Tradeable Common Shares obtained by dividing the

$1,000 principal amount of the Debentures by 95% of the then Current Market Price of the Common Shares on the Maturity Date (the "Share Repayment Right").

(b)
The Corporation shall exercise the Share Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c)	The Corporation's right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i)	the qualification of the Common Shares to be issued on exercise of the Share Repayment Right as Freely Tradeable;

(ii)	the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;

(iii)	the Corporation being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Maturity Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.14, unless the Debentureholder waives the conditions which are not satisfied.

(d)	In the event that the Corporation duly exercises its Share Repayment Right, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, the Corporation shall, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Maturity Date, make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which such holders are entitled. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Share Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.14, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e)
No fractional Common Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less any tax required to be deducted, if any).

(f)
A holder shall be treated as the shareholder of record of the Freely Tradeable Common Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends (including Common Share dividends) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Common Shares will be issued pursuant to exercise of the Share Repayment Right, such number of Common Shares as shall be issuable in such event. All Freely Tradeable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Repayment Right and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(i)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j)
If the Corporation exercises the Share Repayment Right and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, Section 15.13 shall apply.

(k)
Each certificate representing Freely Tradeable Common Shares issued in payment of the principal amount of Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing securities, may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any laws or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or any securities regulatory authority or to conform to general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates.

(l)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid, less applicable withholding taxes, if any, to holders of Debentures in cash.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1	Subordination

The indebtedness, liabilities and obligations of the Corporation hereunder or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Common Shares or other securities upon:

(a)	any conversion pursuant to Article 6;

(b)	any redemption pursuant to Article 4; or

(c)	at maturity pursuant to Article 4,

(collectively the "Debenture Liabilities"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

For greater certainty, it is acknowledged that any present or future indebtedness, liabilities or obligations, absolute or contingent, of the Corporation pursuant to the Bank Guarantee constitute Senior Indebtedness, and Bank of Montreal and the other creditors from time to time entitled to the benefit of the Bank Guarantee constitute Senior Creditors entitled to all the rights and benefits of this Article 5 as Senior Creditors. Where used herein "Bank Guarantee" means the Guarantee dated as of May 21, 2003 made by the Corporation in favour of Bank of Montreal, on behalf of itself and as agent for various creditors described in such Guarantee, pursuant to which the Corporation guaranteed all of the obligations of certain Subsidiaries to Bank of Montreal and such other creditors described therein, and includes any amendment, restatement or replacement of such Bank Guarantee from time to time.

5.2	Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement, reorganization or realization or other similar proceedings relating to the Corporation or any of its property or assets (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Corporation or any sale of all or substantially all of the assets of the Corporation:

(a)	all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b)
any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the Senior Creditors; and

(c)
the Senior Creditors or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)
the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv)
the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or other Trustee or any of them to any money or property of the Corporation;

(v)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii)	the date of giving or failing to give notice to or making demand upon the Corporation; or

(viii)	any other matter whatsoever.

5.3	Subrogation to Rights of Senior Creditors

Subject to the prior payment in full of all Senior Indebtedness, the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Corporation to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Debentureholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Corporation, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Corporation to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are intended solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Corporation or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4	Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the Senior Creditors, and the Debentureholders, the obligation of the Corporation, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Corporation other than the Senior Creditors, nor shall anything herein or therein prevent the Debenture Trustee or the Debentureholders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the Senior Creditors.

5.5	No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as provided in Section 5.8, all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities or otherwise in respect of the Debentures.

In case of a default that is continuing with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, and provided the Senior Creditor to whom the default relates has given notice of such default to the Corporation, no payment (by purchase of Debentures or otherwise) shall be made by the Corporation with respect to the Debenture Liabilities and neither the Debenture Trustee nor the Debentureholders shall be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been, paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6	Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by, Section 5.2 or 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7	Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. This power of attorney, coupled with an interest and rights, shall be irrevocable. Upon request of the Corporation, and upon being furnished an Officer's Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Corporation and the Persons named in such Officer's Certificate providing that such Persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditors. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8	Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof or any other event of default, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Corporation, any Debentureholder or any Senior Creditor.

5.9	Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10	Rights of Senior Creditors Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12	Additional Indebtedness

This Indenture does not restrict the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14	Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15	Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

5.16	Obligations Created by Article 5

The Corporation and the Debenture Trustee agree, and each holder by its acceptance of a Debenture likewise agrees, that:

(a)
the provisions of this Article 5 are an inducement and consideration to each Senior Creditor to give or continue credit to the Corporation, its Subsidiaries or others or to acquire Senior Indebtedness;

(b)
each Senior Creditor may accept the benefit of this Article 5 on the terms and conditions set forth in this Article 5 by giving or continuing credit to the Corporation, its Subsidiaries or others or by acquiring Senior Indebtedness, in each case without notice to the Debenture Trustee and without establishing actual reliance on this Article 5; and

(c)
each obligation created by this Article 5 is created for the benefit of the Senior Creditors and is hereby declared to be created in their favour by the Corporation, the Debenture Trustee and each holder of a Debenture and shall be binding on the Corporation, the Debenture Trustee and each holder of a Debenture whether or not the confirmation described in Section 5.7 is requested, executed or delivered.

5.17	No Set-Off

Each of the Corporation and the Debenture Trustee agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Debentures at any time when any payment of, or in respect of, such amounts to the Debenture Trustee or the holder of a Debenture is prohibited by this Article 5 or is otherwise required to be paid to the Senior Creditors.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1	Conversion of Debentures

Any Debentures issued hereunder which by their terms are convertible will be convertible into Common Shares or other securities, at such conversion rate, and on such date and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debenture shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation's offer, respectively.

6.4	Manner of Exercise of Right to Convert

(a)
The holder of a Debenture desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture to the Debenture Trustee at either of its principal office in Calgary or Toronto together with the conversion notice in the form attached hereto as Schedule D or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his or her right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation in the Global Debenture of the principal amount so converted and the Debenture Trustee is provided with all other documentation which it may request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his or her nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Common Shares into which such Debenture is convertible, net of applicable withholding taxes, if any in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his or her nominee(s) or assignee(s), a certificate for such Common Shares and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof or in respect of fractional Common Shares as provided in Section 6.6.

(b)
For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered when the registrar of the Debenture Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Debenture, on the date on which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened.

(c)
Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d)
Upon a holder of any Debenture exercising his or her right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee in accordance with Section 6.4(a), the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so converted.

(e)
The holder of a Debenture surrendered for conversion shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of any Debentures) to receive accrued and unpaid interest from the most recently completed Interest Payment Date to but excluding the Date of Conversion (less applicable withholding taxes, if any) and the Common Shares issued upon such conversion shall rank only in respect of dividends declared in favour of Shareholders of record on the Business Day immediately after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(f)	In the event of a conversion of Debentures where the holder is subject to withholding taxes, Section 15.13 shall apply.

6.5	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)
If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of units, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of units, or (iii) issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend (other than the issue of Common Shares to Shareholders who have elected to receive dividends in the form of Common Shares in lieu of cash dividends paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Common Shares by way of a dividend shall be deemed to have been made on the record date for the dividend for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 6.5.

(b)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based on the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) units of any class other than Common Shares and other than units distributed to Shareholders who have elected to receive dividends in the form of such Common Shares in lieu of dividends paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof as at a specified date to subscribe for or purchase Common Shares or securities convertible into Common Shares for a period of not more than 45 days after such date), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the

Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the trustee of the Corporation or the directors of the Manager or the Corporation, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only such units, rights, options, warrants, evidences of indebtedness or assets actually distributed, as the case may be. In clause (iv) of this subsection (c) the term "distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends paid in the ordinary course at the option of shareholders.

(d)
If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with any other Person; or a sale or conveyance of the assets of the Corporation as an entirety or substantially as an entirety to any other Person or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up or similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of securities or assets of the Corporation or of the Person resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger or similar transaction, or to which such sale or conveyance may be made or which Shareholders receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up or similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of the Manager, on behalf of the Corporation, to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing Person, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any securities or other property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Corporation and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5 and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or to a liquidation, dissolution or winding-up or similar transaction.

(e)
In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event prior to giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any dividends paid on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Common Shares pursuant to Section 6.5(d).

(f)
The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(h)	In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Debenture Trustee, and the Debentureholders.

(i)
In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.5, which in the opinion of the directors of the Manager, on behalf of the Corporation, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of the Manager, on behalf of the Corporation, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of the Manager, on behalf of the Corporation, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors of the Manager to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j)
Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k)
Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance or the then applicable Conversion Price.

6.6	No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price less any applicable withholding taxes, if any.

6.7	Corporation to Reserve Common Shares

The Corporation covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Debenture Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

6.8	Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be delivered in accordance with Section 6.4(a) to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice otherwise than under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10	Notice of Special Matters

The Corporation covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than a subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

6.11	Protection of Debenture Trustee

Subject to Section 15.1, the Debenture Trustee:

(a)
shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c)
shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12	Legend on Common Shares

Each certificate representing Common Shares issued upon conversion of Debentures pursuant to this Article 6 may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates.

ARTICLE 7
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1	To Pay Principal and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2	To Pay Debenture Trustee's Remuneration

The Corporation will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3	To Give Notice of Default

The Corporation shall notify the Debenture Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

7.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries' respective existences and rights, except that the Corporation may, subject to Article 11, undertake an internal reorganization of it and/or its Subsidiaries.

7.5	Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.6	Annual Certificate of Compliance

The Corporation shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of the authorized officer or director of the Manager who executes such certificate on behalf of the Corporation, of the Corporation's compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions and other requirements contained in this Indenture, the non- compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, of if such is not the case, setting forth with reasonable particulars any steps taken or proposed to be taken to remedy such Event of Default.

7.7	No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.8	Limitation on Additional Debentures

The Corporation shall not issue additional debentures which are convertible at the option of the holder into Common Shares ("convertible debentures") of senior or equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the

Corporation would exceed 25% of the Total Market Capitalization of the Corporation immediately after the issuance of such additional convertible debentures.

7.9	Performance of Covenants by Debenture Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee in such performance shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.10	Listing

The Corporation shall use commercially reasonable efforts to ensure that the Common Shares and the Debentures are listed and posted for trading on the Toronto Stock Exchange, and shall maintain such listing and posting for trading of the Common Shares and the Debentures on the Toronto Stock Exchange, and to maintain the Corporation's status as a "reporting issuer" not in default of Applicable Securities Legislation.

ARTICLE 8
DEFAULT

8.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)	failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c)
default in the observance or performance of any material covenant or condition of this Indenture by the Corporation which remains unremedied for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Corporation specifying such default and requiring the Corporation to remedy such default;

(d)
if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e)
if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f)
if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g)
if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Corporation shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the

Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

8.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee becomes aware the Event of Default has been cured.

8.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)
the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non- observance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)
the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, based on the advice of counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4	Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on any of the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6	Application of Monies by Debenture Trustee

(a)
Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i)
first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)
second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)
The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.3 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7	Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest (if any) due to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8	Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Debenture Trustee shall deem sufficient.

8.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by equity.

8.10	Judgment Against the Corporation

The Corporation covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1	Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Corporation, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b)
in respect of monies or Common Shares in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Debenture Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Common Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Common Shares, if applicable (less applicable withholding taxes, if any), so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3	Repayment of Unclaimed Monies or Common Shares

Subject to applicable law, any monies or Common Shares, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Corporation by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Common Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Common Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Common Shares, if applicable, from the Corporation subject to any limitation provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside.

9.4	Discharge

The Debenture Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5	Satisfaction

(a)
The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)
the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A)
if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable; or

(B)
if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)
the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv)
the Corporation has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)
Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2 and Article 4 and the provisions of Article 1 pertaining to Article 2 and Article 4) shall no longer be binding upon or applicable to the Corporation.

(c)
Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)
If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Article 5, Article 6 and Article 10 and the provisions of Article 1 pertaining to the foregoing.

(b)
In the event that, after the deposit of funds or Common Shares pursuant to Section 9.5 in respect of Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Subsection 2.4(g), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation the proportionate amount of the funds or Common Shares deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)
In the event that, after the deposit of funds or Common Shares pursuant to Section 9.5, the Corporation is required to make an offer to purchase any outstanding Debentures pursuant to Subsection 2.4(j) in relation to Initial Debentures or pursuant to Subsection 2.5(j) in relation to Second Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Corporation shall be entitled to use any money or Common Shares deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Total Initial Debentures Offer Price payable to such holders in respect of such offer in respect of Initial Debentures or the Total Second Debentures Offer Price payable to such holders in respect of such offer in respect of Second Debentures (or the total put price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction from the Corporation, the Debenture Trustee shall be entitled to pay to such holder from such money or Common Shares deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures the amount which is applicable to the Defeased Debentures held by such holders who have accepted any such offer (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
COMMON SHARE INTEREST PAYMENT ELECTION

10.1	Common Share Interest Payment Election

(a)
Provided that there is no Event of Default and all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Common Shares are then listed), the Corporation shall have the right, from time to time, to make a Common Share Interest Payment

Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Common Shares are then listed.

(b)
Upon receipt of a Common Share Interest Payment Election Notice, the Debenture Trustee shall, as agent of the Corporation, in accordance with this Article 10 and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests to the investment banks, brokers or dealers identified by the Corporation, in the Corporation's absolute discretion, in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Debenture Trustee shall have the power to:

(i)	accept delivery of the Common Shares from the Corporation and process the Common Shares in accordance with the Common Share Interest Payment Election Notice;

(ii)
accept bids with respect to, and consummate sales of, such Common Shares, each as the Corporation shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Corporation in the Common Share Interest Payment Election Notice;

(iii)
invest the proceeds of such sales on the direction of the Corporation in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Common Share Interest Payment Election was made; and

(iv)
perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion. The Common Share Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Common Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation in lieu of fractional Common Shares, if any, equals the aggregate amount of the Interest Obligation on the Common Share Delivery Date.

(c)
The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request and terminating any Common Share Purchase Agreement), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered.

(d)
Any sale of Common Shares pursuant to this Article 10 may be made to Persons whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

(e)
The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

(f)
The Debenture Trustee shall inform the Corporation promptly following receipt of any bids for Common Shares solicited pursuant to the Common Share Bid Requests. The Debenture Trustee shall accept such bids as the Corporation, in its absolute discretion, shall direct by Written Direction of the Corporation, provided that the aggregate proceeds of all sales of Common Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Corporation in lieu of any fractional Common Shares, on the Common Share Delivery Date, must be equal to the related Common Share Interest Payment Election Amount in connection with any bids so accepted, and the Corporation, the Debenture Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the reasonable fees of the Debenture Trustee.

(g)
Provided that: (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Corporation shall, on the Common Share Delivery Date, deliver to the Debenture Trustee the Common Shares to be sold on such date, an amount in cash equal to the value of any fractional Common Shares and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share

Interest Payment Election Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Common Share Interest Payment Election Amount will be to receive same from the Debenture Trustee out of the proceeds of such sales of Common Shares plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Common Shares in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Corporation in respect of the Interest Obligation.

(h)
The Debenture Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Corporation in lieu of any fractional Common Shares) to purchase, on the direction of the Corporation in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "Common Share Proceeds Investment") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "Interest Account") for such Debentures. The Debenture Trustee shall hold such Common Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Common Share Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Corporation.

(i)
Neither the making of a Common Share Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Common Shares in satisfaction of such Interest Obligation.

(j)
No fractional Common Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

(k)
Notwithstanding any other provision of this Article 10, the Debenture Trustee shall not be required to take any action pursuant to this Article 10 if such action would not be in compliance with Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed.

ARTICLE 11
SUCCESSORS

11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, exchange, merger, transfer, sale or otherwise, unless:

(a)
prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii)	in the case of an entity organized otherwise than under the laws of the Province of Alberta, shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b)
such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c)
no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2	Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Corporation delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1	Definitions

In this Article:

(a)	"Affiliate" and "Associate" shall have their respective meanings set forth in the Securities Act (Alberta);

(b)
"Dissenting Debentureholders" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)
"Offer" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d)	"offer to acquire" includes an acceptance of an offer to sell;

(e)	"Offeror" means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)	"Offeror's Notice" means the notice described in Section 12.3; and

(g)
"Offeror's Debentures" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror.

12.2	Offer for Debentures

If an Offer for the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)
within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3	Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)
Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4	Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

12.5	Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice, the Offeror shall pay or transfer to the Debenture Trustee the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2.

12.6	Consideration to be held in Trust

The Debenture Trustee shall hold in trust for the Dissenting Debentureholders the cash or other consideration it receives under Section 12.5. The Debenture Trustee shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7	Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the Offeror's Notice, the Debenture Trustee, if the Offeror has complied with Section 12.5, shall:

(a)
do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)
send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

(i)	his or her Debentures have been transferred to the Offeror;

(ii)	the Debenture Trustee is holding in trust the consideration for such Debentures; and

(iii)
the Debenture Trustee will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney, and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

12.8	Communication of Offer to Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1	Right to Convene Meeting

The Debenture Trustee or the Corporation may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

13.2	Notice of Meetings

(a)
At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted at the meeting and it shall contain such information as is reasonably necessary to enable the Debentureholders to make a reasoned decision in the matter but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)
If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.5, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i)
a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "Serial Meeting"; and

(ii)
the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A)
at such Serial Meeting: (I) there are Debentureholders present in Person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary

Resolution not less than 66 ⅔%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B)
in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 ⅔% in principal amount of the Debentures of such series then outstanding.

(c)
Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Corporation for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or any of Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3	Chairman

Some individual, who need not be a Debentureholder, designated in writing by the Debenture Trustee shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some individual present to be chair.

13.4	Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of not less than two Debentureholders present in Person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in Person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may be less than two and may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series, as the case may be. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5	Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented in person or by proxy at the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting in person or by proxy and voted on the poll.

13.8	Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day immediately preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in Person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9	Proxies and Regulations

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	The setting of a record date for a meeting of Debentureholders for the purpose of determining Debentureholders entitled to receive notice of and note at such meeting;

(b)
the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the instrument shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(c)
the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the instruments must be deposited;

(d)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, emailed or otherwise sent by other electronic means before the meeting to the Corporation or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(e)	generally for the calling of meetings of Debentureholders and the conduct of business at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 13.10), shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10	Persons Entitled to Attend Meetings

The Corporation, the Manager and the Debenture Trustee, by their respective trustees, officers, directors and employees, the Auditors of the Corporation and the legal advisers of the Corporation, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such unless in their capacity as Debentureholders or proxy holders.

13.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject to all applicable regulatory approvals, including the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a)
authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)
agree to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee (with its consent) against the Corporation, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)
assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture or any ancillary or supplemental instrument which may be agreed to by the Corporation and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)
sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the

Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)
direct or authorize the Debenture Trustee to enforce any covenants or the part of the Corporation contained in this Indenture or to enforce any of the rights of the Debentureholders in any manner specified in any such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(f)
waive, and direct the Debenture Trustee to waive, any Event of Default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)
restrain any Debentureholder from taking or instituting any suit, action or proceeding against the Corporation for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)
direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)	assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation;

(j)
appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)
with the consent of the Corporation, such consent not to be unreasonably withheld, remove the Debenture Trustee and to appoint a new debenture trustee or debenture trustees provided that no such removal shall be effective unless and until a new debenture trustee or debenture trustees shall have become bound by this Indenture;

(l)
sanction the exchange of the Debentures for or the conversion thereof into Common Shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	authorize the distribution in specie of any securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n)	amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12	Meaning of "Extraordinary Resolution"

(a)
The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which two or more holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in Person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66⅔% of the principal amount of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution or by an instrument in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures, or 66⅔% of the principal amount of each specially affected series, outstanding supporting the resolution proposed to be passed by Extraordinary Resolution.

(b)
Notwithstanding subsection (a), if, at any meeting called for the purpose of passing an Extraordinary Resolution, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote is provided in subsection (a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that at least two holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in Person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66⅔% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

13.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17	Evidence of Rights of Debentureholders

(a)
Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Debentureholders) of the holding by any Person of Debentures shall be sufficient for any purpose of this Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Debenture Trustee may consider adequate.

(b)	The Debenture Trustee may, nevertheless in its discretion, require further proof of execution in cases where it deems further proof desirable and may accept such proof as it shall consider proper.

13.18	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

14.1	Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered:

to the Corporation:

NAL Energy Corporation 600, 550 – 6th Avenue S.W. Calgary, Alberta, T2P 0S2

Attention:	Keith Steeves, Chief Financial Officer
Facsimile:	(403) 294-3601

and a copy to:

Bennett Jones LLP 4500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4K7

Attention:	John Kousinioris
Facsimile:	(403) 298-4469

or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

14.2	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

14.3	Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in Calgary, at Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust (facsimile: (403) 267-6598) or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1	Applicable Legislation

(a)
In regard to the Debenture Trustee, if and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of any applicable legislation, such mandatory requirement shall prevail.

(b)
The Corporation and the Debenture Trustee agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of any applicable legislation.

(c)
The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Should the Debenture Trustee in its sole discretion, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Agreement, provided that (i) the Debenture Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Debenture Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

15.2	Rights and Duties of Debenture Trustee

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Debenture Trustee from liability for its own deliberate or gross fault.

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Debenture Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice from the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them, for which Debentures the Debenture Trustee shall issue receipts.

Every provision of this Indenture that by its terms relieves the Debenture Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 15.2 and of Section 15.3.

15.3	Evidence, Experts and Advisers

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Debenture Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable legislation or as the Debenture Trustee may reasonably require by written notice to the Corporation.

In the exercise of its rights and duties hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed statutory declarations, opinions, reports, written requests, consents, orders or certificates or other evidence furnished to the Debenture Trustee pursuant to any provision hereof or of any applicable legislation or pursuant to a request of the Debenture Trustee.

Whenever it is provided in this Indenture or under applicable legislation that the Corporation shall deposit with the Debenture Trustee resolutions, Officer's Certificates, reports, opinions,

requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Debenture Trustee take the action to be based thereon.

The Debenture Trustee may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Debenture Trustee.

15.4	Investment of Moneys Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the written direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Corporation all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.5	Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of this Indenture or otherwise in respect of the premises.

15.6	Replacement of Debenture Trustee

The Debenture Trustee may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 15.6, by giving to the Corporation not less than 90 days prior notice in writing or such shorter notice as the Corporation may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the existing Debenture Trustee and to appoint a new Debenture Trustee. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct, for the appointment of a new Debenture Trustee; but any new Debenture Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new Debenture Trustee appointed under any provision of this Section 15.6 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta and, if required by applicable legislation for any other provinces, in such other provinces. On any such appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Upon the appointment of a successor Debenture Trustee, the Corporation shall promptly notify the Debentureholders thereof in the manner provided for in Section 14.2.

Any Person into which or with which the Debenture Trustee may be merged or consolidated or amalgamated, or any Person resulting therefrom to which the Debenture Trustee shall be a party, or any Person succeeding to the corporate trust business of the Debenture Trustee shall be the successor Debenture Trustee under this Indenture without any further act on its part or any of the parties hereto, provided that such Person would be eligible for appointment as a successor Debenture Trustee under this Section.

Any Debenture certified but not delivered by a predecessor Debenture Trustee may be certified by the successor Debenture Trustee in the name of the predecessor or successor Debenture Trustee.

15.7	No Conflict of Interest

The Debenture Trustee represents to the Corporation that at the date of execution and delivery hereof no material conflict of interest exists between its role as Debenture Trustee hereunder and its role in any other capacity and agrees that, in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Debenture Trustee hereunder to a successor Debenture Trustee approved by the Corporation and meeting the requirements set forth in Section 15.3. Notwithstanding the provisions of this Section 15.7, if such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason thereof.

15.8	Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.1, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the trust herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.9	Authority to Carry on Business

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.9, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.6.

15.10	Protection of Debenture Trustee

(a)
The Debenture Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants of the Corporation herein contained or of any acts of the agents of the Corporation.

(b)	The Debenture Trustee shall not be liable for any action or omission on its part, except through its deliberate or gross fault.

15.11	Compensation and Indemnity

(a)
The Corporation shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any Event of Default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust, if any.

(b)
The Corporation hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers, employees and agents (collectively, the "Indemnified Parties" and each an "Indemnified Party") from and against any and all loss, damages, charges, expenses, demands, actions or liability whatsoever which may be brought against an Indemnified Party or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the deliberate or gross fault of an Indemnified Party. An Indemnified Party shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Indemnified Party shall co-operate in the defence. An Indemnified Party may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee and the termination or discharge of this Indenture.

(c)	The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through deliberate or gross fault.

15.12	Acceptance of Mandate

The Debenture Trustee hereby accepts the mandate provided for in this Indenture and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law, as mandatary or in trust, as the case may be, for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

15.13	Withholding Obligation

For greater certainty, the Debenture Trustee shall, as directed by the Corporation, withhold, from any payment made to a holder of a Debenture pursuant to the terms of this Indenture, the amount of any applicable withholding taxes required to be withheld in respect of such payment, and the Debenture Trustee shall remit such withheld amounts to the appropriate governmental authority, as and when required. For the purposes of determining the appropriate withholdings to be made from any payment to be made to a holder of a Debenture, the Corporation and the Debenture Trustee agree to co-operate and to provide each other with any relevant information they have with respect to the holders of the Debentures. If the Corporation satisfies any of its obligations to a holder hereunder by issuing Freely Tradable Common Shares and the holder is subject to withholding taxes, and the amount of the cash payment due to the holder, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the Written Direction of the Corporation but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradable Common Shares issued by the Corporation for this purpose, such number of Freely Tradable Common Shares that together with the cash payment, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1	Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of the Manager or the Corporation, the Corporation, may, and they shall when required by this Indenture, subject to the prior written approval of the Toronto Stock Exchange or such other exchange on which the Debentures or the Common Shares may be listed, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the issuance of Additional Debentures under this Indenture;

(b)
adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the rights of the Debentureholders;

(d)
evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of August 28, 2007, as amended and restated December 31, 2010, irrespective of the actual date of execution hereof.

[The remainder of this page intentionally left blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NAL ENERGY CORPORATION

By:	(signed) "Keith A. Steeves"
Keith A. Steeves
Vice President, Finance and
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) "Nazim Nathoo"
Nazim Nathoo
Corporate Trust Officer

By:	(signed) "Connor Doyle"
Connor Doyle
Account Manager

SCHEDULE "A"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE "A"

[This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depositary Services Inc. ("CDS") to NAL Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.]

CUSIP/ISIN: 62875EAA9/CA 62875EAA97

No. ●	$ ●

NAL ENERGY CORPORATION

(A corporation incorporated under the laws of Alberta)

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE

DUE AUGUST 31, 2012

NAL ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the "Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental indenture dated December 31, 2010, promises to pay to the registered holder hereof on the maturity date of this Initial Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of ● ($●) in lawful money of Canada on presentation and surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. The maturity date (the "Maturity Date") for the Initial Debentures shall be August 31, 2012.  The Initial Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.75% per annum, in like money, in arrears in semi-annual installments (less any tax required by law to be deducted) on February 28 and August 31 in each year commencing on February 28, 2008 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from August 28, 2007 to, but excluding, February 28, 2008, which will be equal to $33.84 for each $1,000 principal amount of the Initial Debentures. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $14.00 (the "Conversion Price") per Common Share, being a conversion rate of approximately 71.4286 Common Shares for each $1,000 principal amount of Initial Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. Holders converting their Initial Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable prior to August 31, 2010, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to August 31, 2010, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture on or after September 1, 2010 and on or before August 31, 2011 and, at a price equal to $1,025 per $1,000 principal amount of Debenture on or after September 1, 2011 and before maturity, in each case, plus accrued and unpaid interest, if any. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Initial Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of applicable withholding tax, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF NAL ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 31st day of December, 2010.

NAL ENERGY CORPORATION

By:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.75% Convertible Extendible Unsecured Subordinated Debentures due August 31, 2012 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

 (FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
August 28, 2007	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto,_____________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $____________________ principal amount hereof*) of NAL ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

* If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE NAL ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES DUE AUGUST 31, 2012

Initial Principal Amount:	$100,000,000

CUSIP/ ISIN:	62875EAA9/CA 62875EAA97

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

NAL ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.75% Convertible Extendible Unsecured Subordinated Debentures (the "Debentures") of NAL Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the indenture (the "Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental indenture dated December 31, 2010, that the aggregate principal amount of $● of the $● of Debentures outstanding will be redeemed as of ● (the "Redemption Date"), upon payment of a redemption amount of $● for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $● (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $● of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares.

B-2

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: ●
NAL ENERGY CORPORATION

By:
Authorized Signatory

B-3

SCHEDULE "C"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

NAL ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES MATURITY NOTICE

To:	Holders of 6.75% Convertible Extendible Unsecured Subordinated Debentures (the "Debentures") of NAL Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture (the "Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental indenture dated December 31, 2010, that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any,) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: ●
NAL ENERGY CORPORATION

By:
Authorized Signatory

C-2

SCHEDULE "D"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE TO: NAL ENERGY CORPORATION

TO:	NAL ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.75% Convertible Extendible Unsecured Subordinated Debentures bearing Certificate No. ● irrevocably elects to convert such Debentures (or $● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of NAL Energy Corporation issuable upon a conversion (net of applicable withholding taxes, if any,) be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:
(Address)

(City, Province and Postal Code)
Name of guarantor:
Authorized signature:

D-2

SCHEDULE "E"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada, as trustee and registrar of the Securities of NAL Energy Corporation

The undersigned (a) acknowledges that the sale of the securities of NAL Energy Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "US Securities Act") and (b) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a Person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any Person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any Person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any Person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the US Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the US Securities Act. Terms used herein have the meanings given to them by Regulation S of the US Securities Act.

Dated:	By:

Name:

Title:

E-2

SCHEDULE "F"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF SECOND DEBENTURE

SCHEDULE "F"

[This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.  This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture.  Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depositary Services Inc. ("CDS") to NAL Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

CUSIP/ISIN:  62875EAB7/CA 62875EAB70

No. ●	$ ●

NAL ENERGY CORPORATION

(A corporation incorporated under the laws of Alberta)

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE DECEMBER 31, 2014

NAL ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended by a first supplemental note indenture (the "First Supplemental Note Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental indenture dated December 31, 2010 (the "Second Supplemental Indenture" and, together with the Original Indenture, as supplemented by the First Supplemental Note Indenture, the "Indenture") between the Corporation and the Debenture Trustee, promises to pay to the registered holder hereof on December 31, 2014 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of ● in lawful money of Canada on presentation and surrender of this 6.25% Convertible Unsecured Subordinated Debenture (the "Second Debenture") at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture.

The Second Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears in semi-annual installments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  For certainty, the first interest payment will include interest accrued from December 3, 2009 to, but excluding, June 30, 2010, which will be equal to $35.79 for each $1,000 principal amount of the Second Debentures.  Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Second Debenture.

This Second Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture.  The Second Debentures authorized for issue immediately are limited to an aggregate principal amount of $115,000,000 in lawful money of Canada.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Second Debentures are or are to be issued and held and the rights and remedies of the holders of the Second Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Second Debenture by acceptance hereof assents.

The Second Debentures are issuable only in denominations of $1,000 and integral multiples thereof.  Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Second Debenture, provided that the principal amount of this Second Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Second Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this Second Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Second Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $16.50 (the "Conversion Price") per Common Share, being a conversion rate of approximately 60.6061 Common Shares for each $1,000 principal amount of Second Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture.  The Indenture provides for adjustment of the Conversion Price in the events therein specified.  No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on Second Debentures surrendered for conversion.  Holders converting their Second Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The Second Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the Second Debentures will not be redeemable on or prior to December 31, 2012, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein.  Subsequent to December 31, 2012, the Second Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,050 per $1,000 principal amount of Debenture on or after January 1, 2013 and on or before December 31, 2013 and at a price equal to $1,025 per $1,000 principal amount of Debenture on or after January 1, 2014 and before maturity, in each case, plus accrued and unpaid interest, if any.  The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Second Debentures at a price equal to 101% of the principal amount of such Second Debentures plus accrued and unpaid interest up to, but excluding, the date the Second Debentures are so repurchased (the "Offer").  If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Second Debentures on the same date and at the same price.

If a takeover bid for Second Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all of the Second Debentures (other than Second Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Second Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Second Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Second Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount and premium (if any) of this Second Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Unit Repayment Right by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Second Debenture, and by all other Second Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of applicable withholding tax, if any.  The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Second Debenture or the Indenture.

This Second Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate.  No transfer of this Second Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Second Debenture for cancellation.  Thereupon a new Second Debenture or Second Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Second Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Second Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Second Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF NAL ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 31st day of December, 2010.

NAL ENERGY CORPORATION

By:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Second Debenture is one of the 6.25% Convertible Unsecured Subordinated Debentures due December 31, 2014 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
December 3, 2009	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto, ,

 whose address and social insurance number, if applicable, are set forth below, this Second Debenture(or $ principal amount hereof*) of NAL ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Second Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Second Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Second Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Second Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Second Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Second Debenture in every particular without alteration or any change whatsoever.  The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Second Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE DECEMBER 31, 2014

Initial Principal Amount: ●

CUSIP/ISIN: 62875EAB7/CA 62875EAB70

Authorization:

10. ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "G"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "G"

Form of Redemption Notice

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of NAL Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee") as amended by a first supplemental note indenture (the "First Supplemental Note Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental indenture dated December 31, 2010 (the "Second Supplemental Indenture" and, together with the Original Indenture, as supplemented by the First Supplemental Note Indenture, the "Indenture") between the Corporation and the Debenture Trustee, that the aggregate principal amount of $● of the $● of Debentures outstanding will be redeemed as of ● (the "Redemption Date"), upon payment of a redemption amount of $● for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $● (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
710, 530 -8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation and surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $● of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

G-2

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: ●
NAL ENERGY CORPORATION

By:
Authorized Signatory

G-3

SCHEDULE "H"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "H"

Form of Maturity Notice

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of NAL Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee") as amended by a first supplemental note indenture (the "First Supplemental Note Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental indenture dated December 31, 2010 (the "Second Supplemental Indenture" and, together with the Original Indenture, as supplemented by the First Supplemental Note Indenture, the "Indenture") between the Corporation and the Debenture Trustee that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount and premium (if any) of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any) to and on account of the holders of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

H-2

DATED: ●
NAL ENERGY CORPORATION

By:
Authorized Signatory

H-3

SCHEDULE "I"

TO THE INDENTURE BETWEEN

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "I"

Form of Notice of Conversion

CONVERSION NOTICE

TO:	NAL ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Unsecured Subordinated Debentures bearing Certificate No. ● irrevocably elects to convert such Debentures (or $● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of NAL Energy Corporation issuable upon a conversion (net of applicable withholding taxes, if any) be issued and delivered to the Person indicated below.  (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:
(Address)

(City, Province and Postal Code)
Name of guarantor:
Authorized signature:

I-2